Exhibit 99.2

Aracruz Celulose S.A.

Consolidated Financial Statements For

the Years ended December 31, 2005,

2004 and 2003 and Report of

Independent Registered Public

Accounting Firm

Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. The consolidated balance sheet (not presented herein) of the Company as of December 31, 2003 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended, were audited by other auditors whose report, dated January 12, 2004, expressed an unqualified opinion on those statements and included an explanatory paragraph that described a matter regarding the utilization of a fiscal benefit granted by the Northeast Development Agency (Agência de Desenvolvimento do Nordeste “ADENE”), discussed in Note 15 to the financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Rio de Janeiro, Brazil

January 10, 2006

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars

(Except number of shares)

	December 31,

	2004	2005

Assets

Current assets
Cash and cash equivalents	36,474	34,114
Short-term investments	412,110	521,613
Accounts receivable, net	208,336	253,306
Inventories	126,220	173,873
Deferred income tax	9,853	14,439
Recoverable income and other taxes	36,984	89,727
Prepaid expenses and other current assets	3,136	7,733

	833,113	1,094,805

Property, plant and equipment, net	2,133,896	2,068,547

Investment in affiliated company	273,890	298,925
Goodwill	207,050	207,050

Other assets
Long-term investments	1,601	2,265
Advances to suppliers	50,685	64,343
Deposits for tax assessments	17,369	20,476
Recoverable income and other taxes	6,675	3,832
Other	5,379	3,762

	81,709	94,678

Liabilities and stockholders’ equity
Current liabilities
Suppliers	52,869	84,839
Payroll and related charges	15,486	19,525
Income and other taxes	42,123	21,492
Current portion of long-term debt
Related party	51,567	59,130
Other	89,706	145,276
Short-term borrowings - export financing and other	3,767	80,496
Accrued finance charges	7,894	7,116
Interest on stockholders’ equity payable	10,433	65,947
Other accruals	961	1,344

	274,806	485,165

Long-term liabilities
Long-term debt
Related party	178,588	204,665
Other	1,044,140	805,620
Tax assessments and litigation contingencies	130,846	214,596
Deferred income tax, net	50,645	56,366
Suppliers	14,118	9,988
Other	21,928	22,851

	1,440,265	1,314,086

Contingencies and Commitments (Note 16)
Minority interest	300	331

Aracruz Celulose S.A.

Consolidated Balance Sheets Expressed in thousands of United States dollars (Except number of shares)	(Continued)

	3,529,658	3,764,005

Stockholders’ equity
Share capital - no-par-value shares authorized and issued
Preferred stock
Class A - 2004 – 38,022,178 shares; 2005 - 38,022,178 shares	31,105	31,105
Class B - 2004 - 539,141,243 shares; 2005 - 539,141,243 shares	583,391	583,391
Common stock - 2004 and 2005 - 455,390,699	297,265	297,265
shares
Treasury stock
Class B preferred stock – 2004 -1,378,000 2005 – 1,483,200 shares; and
Common stock – 2004 and 2005 -483,114 shares	(2,288)	(2,639)

Total share capital	909,473	909,122
Appropriated retained earnings	619,527	1,012,799
Unappropriated retained earnings	285,287	42,502

	1,814,287	1,964,423

	3,529,658	3,764,005

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Operations Expressed in thousands of United States dollars (Except number of shares and per-share amounts)

	Year ended December 31,

	2003	2004	2005

Operating revenues
Sales of eucalyptus pulp
Domestic	42,401	66,083	62,019
Export	1,056,498	1,256,648	1,469,646

	1,098,899	1,322,731	1,531,665
Sales taxes and other deductions	(95,829)	(155,618)	(186,432)

Net operating revenues	1,003,070	1,167,113	1,345,233

Operating costs and expenses
Cost of sales	592,555	700,333	783,578
Selling	38,617	53,850	64,430
Administrative	22,762	31,072	33,820
Provision for loss on ICMS credit	23,178	22,859	34,441
Other, net	18,784	2,349	(18,128)

	695,896	810,463	898,141

Operating income	307,174	356,650	447,092

Non-operating (income) expenses
Equity in results of affiliated companies	6,844	11,568	44,062
Financial income	(43,037)	(56,123)	(125,439)
Financial expenses	108,209	119,976	137,276
Gain on currency remeasurement, net	(41,955)	(16,197)	(21,386)
Other, net	(129)	(76)	(778)

	29,932	59,148	33,735

Income before income taxes and minority interest	277,242	297,502	413,357

Income tax expense
Current	106,549	42,746	71,086
Deferred	22,567	27,510	1,142

	129,116	70,256	72,228

Minority interest	(37)	(9)	(31)

Net income	148,089	227,237	341,098

Aracruz Celulose S.A.
Consolidated Statements of Operations Expressed in thousands of United States dollars (Except number of shares and per-share amounts)	(Continued)

	Year ended December 31,

	2003	2004	2005

Basic and diluted earnings per share
Class A preferred stock	0.15	0.23	0.34
Class B preferred stock	0.15	0.23	0.34
Common stock	0.14	0.21	0.31

Weighted-average number of shares outstanding (thousands)
Class A preferred stock	39,819	38,074	38,022
Class B preferred stock	535,969	537,711	537,739
Common stock	454,908	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.
Consolidated Statements of Cash Flows Expressed in thousands of United States dollars

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities
Net income	148,089	227,237	341,098
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	191,508	206,952	211,615
Equity in results of affiliated companies	6,844	11,568	44,062
Deferred income tax	22,567	27,510	1,142
Gain on currency remeasurement, net	(41,955)	(16,197)	(21,386)
Loss on sale of equipment	1,903	325	1,005
Loss on sale of investment		5,125
Decrease (increase) in assets
Accounts receivable, net	(24,199)	8,449	(58,514)
Inventories, net	(23,556)	1,082	(47,653)
Interest receivable on short-term investments	(15,540)	(81,639)	(45,206)
Recoverable income taxes	68,848	(18,904)	(45,170)
Other	(2,725)	(2,905)	(3,609)
Increase (decrease) in liabilities
Suppliers	(38,554)	(39,907)	26,825
Payroll and related charges	6,460	(1,420)	3,782
Income and other taxes and tax assessments and litigation contingencies	25,641	39,793	38,953
Accrued finance charges	(3,689)	1,714	(811)
Other	14,783	(1,296)	(391)

Net cash provided by operating activities	336,425	367,487	445,742

Cash flows from investing activities
Short-term investments	75,194	(12,754)	2,014
Proceeds from sale of investment		17,276
Proceeds from sale of equipment	699	805	724
Investments in affiliate	(110,158)	(99,000)	(69,097)
Acquisition of Riocell (net of cash received)	(563,208)
Additions to property, plant and equipment	(118,663)	(94,541)	(147,884)

Net cash used in investing activities	(716,136)	(188,214)	(214,243)

Aracruz Celulose S.A.
Consolidated Statements of Cash Flows Expressed in thousands of United States dollars

	Year ended December 31,

	2003	2004	2005

Cash flows from financing activities
Short-term debt, net	104,486	(109,503)	86,962
Long-term debt
Issuances
Related parties			60,205
Other	612,512	362,488	25,000
Repayments
Related parties	(52,719)	(54,630)	(56,245)
Other	(133,080)	(211,881)	(209,319)
Treasury stock acquired	(3)		(351)
Dividends and Interest on Stockholders’ Equity paid	(109,310)	(198,668)	(139,420)

Net cash provided by (used in) financing activities	421,886	(212,194)	(233,168)

Effect of changes in exchange rates on cash and cash equivalents	(1,365)	3,111	(691)

Increase (decrease) in cash and cash equivalents	40,810	(29,810)	(2,360)
Cash and cash equivalents, beginning of year	25,474	66,284	36,474

Cash and cash equivalents, end of year	66,284	36,474	34,114

Supplementary cash flow information
Interest paid	64,828	138,011	80,919

Income taxes paid	2,186	9,340	95,359

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A. Consolidated Statements of Changes in Stockholders’ Equity Expressed in thousands of United States dollars (except number of shares and per-share amounts)

	Year ended December 31,

	2003		2004		2005

	Shares	US$	Shares	US$	Shares	US$

Share Capital
Preferred stock – Class A
Balance, January 1	40,326,290	32,990	38,137,170	31,199	38,022,178	31,105
Conversion to Class B stock	(2,189,120)	(1,791)	(114,992)	(94)

Balance, December 31	38,137,170	31,199	38,022,178	31,105	38,022,178	31,105

Preferred stock - Class B
Balance, January 1	536,837,131	581,506	539,026,251	583,297	539,141,243	583,391
Conversion from Class A stock	2,189,120	1,791	114,992	94

Balance, December 31	539,026,251	583,297	539,141,243	583,391	539,141,243	583,391

Common stock
Balance, January 1 and December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1 – Preferred and common stock	(1,857,114)	(2,285)	(1,861,114)	(2,288)	(1,861,114)	(2,288)
Treasury stock acquired – Class B Preferred stock	(4,000)	(3)			(105,200)	(351)

Balance, December 31	(1,861,114)	(2,288)	(1,861,114)	(2,288)	(1,966,314)	(2,639)

Total share capital	1,030,693,006	909,473	1,030,693,006	909,473	1,030,587,806	909,122

Aracruz Celulose S.A. Consolidated Statements of Changes in Stockholders’ Equity Expressed in thousands of United States dollars (except number of shares and per-share amounts)	(Continued)

	Year ended December 31,

	2003		2004		2005

	Shares	US$	Shares	US$	Shares	US$

Balance brought forward	1,030,693,006	909,473	1,030,693,006	909,473	1,030,587,806	909,122

Appropriated Retained Earnings
Fiscal-incentive reserve
Balance, January 1				34,934		53,819
Transfer from unappropriated retained earnings		34,934		18,885		15,481

Balance, December 31		34,934		53,819		69,300

Investments reserve
Balance, January 1		81,520		240,509		482,013
Transfer from unappropriated retained earnings		158,989		241,504		341,421

Balance, December 31		240,509		482,013		823,434

Legal reserve
Balance, January 1		35,653		58,803		83,695
Transfer from unappropriated retained earnings		23,150		24,892		36,370

Balance, December 31		58,803		83,695		120,065

Total appropriated retained earnings		334,246		619,527		1,012,799

Balance carried forward	1,030,693,006	1,243,719	1,030,693,006	1,529,000	1,030,587,806	1,921,921

Aracruz Celulose S.A. Consolidated Statements of Changes in Stockholders’ equity Expressed in thousands of United States dollars (except number of shares and per-share amounts)	(Continued)

	Year ended December 31,

	2003		2004		2005

	Shares	US$	Shares	US$	Shares	US$

Balance brought forward	1,030,693,006	1,243,719	1,030,693,006	1,529,000	1,030,587,806	1,921,921

Unappropriated retained earnings
Balance, January 1		733,914		557,242		285,287
Net income		148,089		227,237		341,098
Cash dividends (per share: 2003 - US$ 0.11 to Class A preferred stock and US$ 0.09 to both Class B preferred and common stock; 2004 - US$ 0.12 to Class A preferred stock and US$ 0.11 to both Class B preferred and common stock; 2005 - US$ 0.06 to both Class A preferred and Class B preferred stock and US$ 0.05 to common stock)		(107,688)		(122,720)		(59,484)
Interest on Stockholders’ Equity (per share: 2004 - US$ 0.92 to both Class A and B preferred stock and US$ 0.84 to common stock; 2005 - US$ 0.12 to both Class A and B preferred stock and US$ 0.13 to common stock)				(91,191)		(131,127)

Transfer to reserves		(217,073)		(285,281)		(393,272)

Balance, December 31		557,242		285,287		42,502

Total stockholders’ equity	1,030,693,006	1,800,961	1,030,693,006	1,814,287	1,030,587,806	1,964,423

Comprehensive income is comprised as follows:
Net income		148,089		227,237		341,098

Total comprehensive income		148,089		227,237		341,098

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

1	Summary of significant accounting policies

The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company’s consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards N° 52 - “Foreign Currency Translation” (“SFAS 52”). The U.S. Dollar is used as the Company’s functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

The impact of the exchange variation of the Brazilian Real in relation to the U.S. dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2005 was a net gain of US$ 21 million (US$ 16 million in 2004 and US$ 42 million in 2003). The exchange rates at December 31, 2005, 2004 and 2003 were, respectively: US$ 1: R$ 2.3407, R$ 2.6544 and R$ 2.8892.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

Stockholders’ equity included in the consolidated financial statements presented herein differs from that included in the Company’s statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b)	Basis of consolidation

The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A.( partially sold in November 2004), Riocell Limited , Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda. and Aracruz Hungary Trading Ltd.

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and original maturities when purchased of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

(d)	Concentration of risk

Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, short-term investments and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents and short-term investments by placing its investments with highly rated financial institutions. An allowance for doubtful accounts is established to the extent the Company’s trade receivables are estimated not to be fully collectible.

The Company’s pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry’s worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e)	Inventories

Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values. Cost is determined principally on the average-cost method. Cost is adjusted for slow-moving or obsolete inventories when considered appropriate.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(f)	Investments in affiliated companies and other investments

The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) in which it owns 50% of the investee’s voting stock and has the ability to exercise significant influence over operating and financial policies of the investee and for its long-term investment in Aracruz Produtos de Madeira S.A. in which it owns 33.3% of the investee’s voting stock and also has the ability to exercise significant influence over operating and financial policies. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

(g)	Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(h)	Property, plant and equipment

Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance costs are capitalized. Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are capitalized and included in the cost of those harvests.

Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings exclusive of the foreign currency translation adjustments arising on such borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars) at the contractual interest rates.

Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

Maintenance expenses, including those related to programmed maintenance of the Company’s facilities, are charged to the cost of production as incurred.

(i)	Environmental costs

Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company’s pulp-producing activities.

(j)	Research and development

Expenditures for research and development were US$ 6.3 million, 2004 US$ 4.9 million, 2003 US$ 3.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. All such costs are expensed as incurred.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(k)	Recoverability of long-lived assets

In accordance with SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”, management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Management did not identify the need for a provision for impairment in 2003, 2004 or 2005.

(l)	Advances to suppliers

Advances to suppliers represent amounts advanced (either in cash, seeds, technical assistence or other assets that will be used to grow eucalyptus plants) to small private producers in the sates of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company agrees to purchase all of the eucalyptus plants grown by these small private producers.

(m)	Employee retirement and post-employment benefits

The cost of the employee retirement benefits is accrued currently. Employee postretirement and post-employment benefits as defined by SFAS 106 - “Employers’ Accounting for Postretirement Benefits other than Pensions” and SFAS 112 - “Employers’ Accounting for Post-employment Benefits”, respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. The costs of severance benefits are accrued on a monthly basis.

(n)	Compensated absences

The liability for employees’ future vacation compensation is accrued as vacation vests during the year.

(o)	Revenues and expenses

Revenues arise from annual and long-term contracts and from spot sales and are recognized on an accrual basis when the products have been delivered or shipped to the customer and the risk of ownership has passed to the customer. The Company’s selling prices are fixed or determinable and collectibility is reasonably assured. Expenses and costs are accrued as incurred.

The Company reflects value-added taxes as a reduction of gross operating revenues.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(p)	Shipping and handling fees

Amounts billed to customers in a sale transaction related to shipping and handling are classified as revenue. Such costs incurred related to shipping and handling are classified as costs of sale.

(q)	Accounting for derivatives and hedging activities

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income since the Company recognizes all derivative financial instruments as non-hedge transactions.

(r)	Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred income tax assets when management considers that realization is not reasonably assured.

(s)	Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2003, 2004 and 2005. See note 11.

(t)	Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130”) requires that companies display changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included a comprehensive income statement as part of the consolidated statements of changes in stockholders’ equity.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(u) Statements of cash flows

Cash flows relating to investments are reported on a net basis. Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered to be cash equivalents.

(v)	Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. See presentation of exports by geographic information in note 19.

(w)	Guarantees

The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) in Note 16. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

2	Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43.” The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will adopt this Statement as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29.” This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will adopt this Statement as of January 1, 2006 and will apply its standards in the event exchanges of nonmonetary assets occur after such date.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other–Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss.

The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected. Management will consider this Interpretation in 2005 in the event a conditional asset retirement obligation arises.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

3	Taxes
3.1	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is, in practice, an additional federal income tax). The deferred income tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutorily enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for 2005, 2004 and 2003.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,

	2003	2004	2005

Income before income taxes and minority
Interest	277,242	297,493	413,326

Federal income tax and social
contribution at statutory rates	94,262	101,148	140,531
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using
historical exchange rates and indexing
for tax purposes:
Depreciation on difference in asset basis	25,893	23,674	13,410
Translation effect for the period	31,472	46,776	46,566
Fiscal incentive – income tax (*)	(34,934)	(15,680)	(8,708)
Results in subsidiaries with different tax rates	24,322	(50,911)	(75,583)
Reversal of income tax and social contribution related to “plano verão”	(9,106)
Interest on stockholders´ equity		(33,111)	(46,584)
Other	(2,793)	(1,640)	2,596

Income tax expense reported in the consolidated
Statements of income	129,116	70,256	72,228

(*) See note 15.

The major components of the deferred income tax accounts in the consolidated balance sheets are as follows:

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

	December 31,

	2004	2005

Assets
Tax loss carryforwards from operations in Brazil		19,029
Deductible temporary differences	29,835	22,875
Unrealized profits on intercompany transactions	9,853	14,439

	39,688	56,343
Current	9,853	14,439

Long-term	29,835	41,904

Liabilities
Basis difference-investments-long-term	80,480	98,270

Net deferred tax liability – long-term	(50,645)	(56,366)

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.2	Other taxes

Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo. However, due to the priority given by the state government of Espírito Santo to financially restructure its public accounts, the Company does not foresee a short-term solution to the utilization of the credits.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

Accordingly, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits related to the Barra do Riacho Plant, as well as to make similar provisions related to any future credits to be accumulated. At December 31, 2005, the Company had ICMS credits in the amount of US$ 117,291 (US$ 128,433 at December 31, 2004, of which the amount of US$ 113,460 had a provision for loss (US$ 125,287 at December 31, 2004).

4	Cash and cash equivalents

	December 31,

	2004	2005

Brazilian reais	5,558	178
United States dollars	30,587	33,566
Other European currencies	329	370

	36,474	34,114

Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions.

5	Short-term investments

Short-term investments represent principally investments in one private investment funds principally comprised of certificates of deposit and equivalent instruments with final maturities ranging from January 2006 to April 2011. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

6	Accounts receivable, net

	December 31,

	2004	2005

Customers - pulp sales
Domestic	9,829	5,820
Export	185,505	233,164
Advances to suppliers	786	4,212
Other	16,078	14,177

	212,198	257,373
Allowance for doubtful accounts	(3,862)	(4,067)

Total, net	208,336	253,306

Changes in allowance for doubtful accounts are as follows:

	2004	2005

Balance as of January 1	(3,511)	(3,862)

Increases	(673)	(241)
(Decreases)	322	36

Balance as of December 31	(3,862)	(4,067)

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

At December 31, 2005, three customers accounted for 54% of total customer receivables (45.8.% at December 31, 2004) and no other accounted for more than 10%.

Export receivables are denominated in the following currencies:

	December 31,

	2004	2005

United States dollars	184,362	232,105
European currency units – EURO	1,143	1,059

	185,505	233,164

7	Inventories

	December 31,

	2004	2005

Finished products	70,128	113,282
Raw materials	17,948	21,597
Spare parts and maintenance supplies	38,144	38,994

	126,220	173,873

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

8	Property, plant and equipment

	December 31, 2004

	Cost	(Accumulated depreciation)	Net

Land	292,960		292,960
Timber resources	356,972	(88,691)	268,281
Buildings, improvements and installations	559,837	(327,630)	232,207
Equipment	2,464,413	(1,211,889)	1,252,524
Information technology equipment	53,216	(42,019)	11,197
Other	175,679	(128,662)	47,017

	3,903,077	(1,798,891)	2,104,186
Construction in progress	29,710		29,710

Total	3,932,787	(1,798,891)	2,133,896

	December 31, 2005

	Cost	(Accumulated depreciation)	Net

Land	297,004		297,004
Timber resources	333,455	(47,695)	285,760
Buildings, improvements and installations	566,864	(346,194)	220,670
Equipment	2,485,389	(1,339,497)	1,145,892
Information technology equipment	54,211	(45,531)	8,680
Other	137,716	(97,433)	40,283

	3,874,639	(1,876,350)	1,998,289
Construction in progress	70,258		70,258

Total	3,944,897	(1,876,350)	2,068,547

As of December 31, 2005 and 2004 fixed assets securing financial obligations was represented by the entire Company mill.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

9	Investment in affiliated company

Veracel Celulose S.A.

The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2005 the Company’s investment in Veracel amounted 287,057. In addition, the Company presents an unamortized goodwill of US$ 15,015. In 2005, the Company recognized an equity loss of US$ 42,674 (2004 - loss of US$ 11,526; 2003 – loss of US$ 6,844).

Veracel has a production capacity of 900,000 pulp tons per year and investments of approximately US$ 1,250 million of which US$ 300 million were invested in forestry and infrastructure including roads and a specialized maritime terminal.

After the start-up, in May 2005, Veracel reached full capacity in November, after 30 consecutive days operating within the average projected capacity. Total production in 2005 was 467,872 tons.

The summarized financial information of Veracel as of December 31, 2005 and 2004 and for the three years then ended is as follows:

	As of December 31,

	2004	2005

Current assets	75,504	137,596
Non-current assets	1,026,602	1,277,944
Current liabilities	87,604	71,066
Non-current liabilities	1,014,502	1,344,474

	For the year ended December 31,

	2003	2004	2005

Gross revenues	75,226	46,864	130,422
Gross profit	35,794	12,066	21,860
Net loss	(13,688)	(23,052)	(85,348)

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

Aracruz Produtos de Madeira S.A. (APM)

In October 2004, the Company sold to a third party 2/3 of the shares of APM; the remaining 1/3 of the shares of APM are being accounted by the Company under the equity method of accounting. APM has been operating as a joint venture. The terms of the negotiation also establish that the Company will supply saw logs and render certain services to APM pursuant to long term agreements.

The sale price was R$ 53.4 million (equivalent to US$ 18.6 million). After adjustments to reflect variations agreed among the parties, the Company received the cash amount of R$ 49.6 million (equivalent to US$ 17.3 million) in October 2004 and recognized a loss of US$ 5.1 million. The remaining interest in APM was tested for impairment but no adjustment resulted from it.

At December 31, 2005, the Company´s investment in APM amounted US$ 11,868. In 2005, the Company recognized an equity loss of US$ 1,388.

10	Short-term borrowings and long-term debt
(a)	Short-term borrowings - export financing and other

At December 31, 2005, the balance of short-term debt consisted principally of export financing (ACC/ACE) in the amount of US$ 80,496 (US$ 3,767 as of December 31, 2004) with interest rates ranging from 3.85% to 8.75%.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(b)	Long-term debt

	December 31,

	2004	2005

Denominated in Brazilian currency – BNDES term loans
With varying interest rates; principally the “Long-term Interest Rate” (TJLP) plus 7.8% to 10.5% (2004 - 7.8% to 9.3%) due 2006 to 2016	191,636	223,562

Denominated in:
Basket of Currencies -
BNDES Term loans – 8.51% to 9.51 (2004 – 10.41%), due 2006 to 2016	38,519	40,233
US Dollars -
International Finance Corporation (IFC) – 7.42% (2004 – 5.44%) due 2007 to 2014	25,000	50,000
Securitization of export receivables – 5.98% to 7.05% due 2006 to 2012	783,500	711,580
Import financing – 3.82% to 4.47% (2004 – 2,06% to 7.08%), due 2006 to 2007	10,346	5,561
Pre-export financing – 5.02% to 6.10% (2004 - 2.42% to 4.80%) due 2006 to 2012	315,000	183,755

	1,172,365	991,129

Total	1,364,001	1,214,691
Less current maturities	(141,273)	(204,406)

	1,222,728	1,010,285

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

a)	Debt of Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd..

The table below summarizes the terms of the three tranches under the securitization programs:

		Annual Interest charges		Outstanding balance (principal amounts)

Original Tranche	Original line of credit		Final Due date	December 2004	December 2005

February 2002	250,000	5.984%	March/2009	208,500	158,460
August 2003	400,000	7.048%	September/2011	400,000	378,120
May 2004	175,000	6.361%	May/2012	175,000	175,000

	825,000			783,500	711,580

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

b)	International Finance Corporation (IFC)

As of December 31, 2005, the Company had an outstanding balance of a loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group in the amount of US$ 50 million, with annual interest rates of 7.42% and semi-annual payments starting in December 2007 and final maturity in 2014.

c)	Long-term portion payment schedule

The long-term portion of the Company’s debt at December 31, 2005 becomes due in the following years:

2007	234,646
2008	220,260
2009	140,822
2010	143,609
2011 and thereafter	270,948

Total	1,010,285

11	Stockholders’ equity

At December 31, 2005, the Company’s principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A. , SODEPA. - Sociedade de Empreendimentos, Publicidade e Participação S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5%.

At December 31, 2005, SODEPA and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company’s statutory accounting records. At December 31, 2004, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s stockholders, amounted to the equivalent of US$ 820 million.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company’s statutory financial statements) are transferred to unrealized income reserve and are transferred back to unappropriated retained earnings as financial resources become available for dividend distribution.

The fiscal-incentive reserve consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development are (see note 15). The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

The investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2005, such capital stock was R$ 1,854 million and the balance in the legal reserve was R$ 281 million. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law.

Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 11.50%, 9.81% and 9.75.% for years 2003, 2004 and 2005, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

The Company paid US$ 139 million of dividends and interest on stockholders’ equity during the year ended December 31, 2005 and accrued US$ 66 million of interest on stockholders’ equity for payment in 2006.

Basic and diluted earnings per share

Basic and diluted earnings per share (“EPS”) as of December 31, 2005, 2004 and 2003, as presented in the Company’s statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Class A and Class B preferred stocks do not have voting rights but have priority in the return of capital in the event the Company is liquidated and have the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

The following presents the earnings per share calculations:

	2003	2004	2005

Net income	148,089	227,237	341,098

Less priority Class A preferred stock dividends	(1,488)	(1,548)	(1,754)

Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share basis while maintaining the Dividend Ratio	(35,483)	(38,676)	(43,884)

Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the Dividend Ratio	(111,118)	(187,013)	(295,460)

Weighted average number of shares outstanding (thousands)
Class A preferred	39,819	38,074	38,022
Class B preferred	535,969	537,711	537,739
Common	454,908	454,908	454,908

Basic and diluted earnings per share
Class A preferred	0.15	0.23	0.34
Class B preferred	0.15	0.23	0.34
Common	0.14	0.21	0.31

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

12	Pension plan

The Company sponsors a contributory defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company (“Sponsors”).

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

Contributions made by the Company to the plan amounted to US$ 1,287, US$ 1,714 and US$ 2,449 in 2003, 2004 and 2005, respectively, and represented the annual pension expense of the Company for the plan.

13	Employee benefits

In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, principally notice of one month’s salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

14	Contingencies and Commitments
(a)	Contingencies
(i)	Labor proceedings

At December 31, 2005, the Company had a total provision recorded for other cases of US$ 16.7 million (US$ 12.3 million in 2004) based on the Court’s computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 7.0 million (US$ 5.6 million in 2004).

(ii)	Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. The Company has been contesting this notification and, at December 31, 2005, has placed approximately US$ 7.3 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

(iii)	PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2005, the provision for contingencies included US$ 63.5 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of December 31, 2005 the remaining balance amounted to US$ 23,469 (US$ 21,572 as of December, 2004) and is recorded in other current and long-term liabilities.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(iv)	Value-Added Tax Credit

In 2002, the Company took action in court against the government of the State of Espírito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of December 31, 2005, the balance recorded as a tax asset was US$ 117.3 million (US$ 128 million as of December 31, 2004), of which the amount of US$ 113,5 million had a provision for loss (US$ 125 million as of December 31, 2004).

In July 2005, the Company signed an agreement with the government of the State of Espírito Santo, pursuant to which the Company’s right to offset US$ 56.1 million of certain ICMS liabilities against accumulated credits was recognized, and the Company paid US$ 5.2 million ICMS tax debt in cash.

(v)	Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 74.4 million as of December 31, 2005 (US$ 54.7 million to December 2004).

(vi)	Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vii)	Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million.

In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(viii)	Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment relating to the offsetting of tax losses for 2000 and 2001. The Company also received a tax assessment relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The existing provision at December 31, 2005 is US$ 45.9 million.

The company has a judicial decision suspending the limitation on the use of tax losses to settle tax payables.

(ix)	Income tax and social contribution related to the “Plano Verão”

In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the “Tribunal”) to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28% (“Plano Verão”). The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company’s net operating losses in Brazil, the Company began to determine and pay income tax using 42.72% deduction and made a provision for contingencies to cover the effects of the use of this deduction. In March 2003, the Company obtained a final court ruling and, consequently, made a reversal of this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

(x)	Others

The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 13.3 million relating to several other legal disputes and has also made deposits in the amount of US$ 6.2 million in escrow accounts as of December 31, 2005.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(b)	Commitments
(i)	Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation in 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 6.1 million at September 30, 2005), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, during the year 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, the Indians would still, as of the end of the year 2005, occupy approximately 11,000.00 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) - suspended all its commitments towards the Indian communities under the Terms of Settlement. As of December 31, 2005, while the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of US$ 4.3 million

(ii)	“Take-or-Pay” contract

In connection with the sale of its electrochemical plant to Nexen Chemicals Holdings International Limited – NEXEN (formerly Canadian Oxy Chemicals Holding Ltd.) in 1999, the Company and NEXEN entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and “take-or-pay”, by which the Company is committed to acquire from the electrochemical plant purchased by NEXEN a volume of chemical products conservatively projected for 6 years from 2000 on. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company has been meeting the minimum quantitative commitments under the contract.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

(iii)	Compliance with regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

15	Fiscal incentives

Being the Barra do Riacho operations located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the geographical area for the recognition of such benefit.

During the year 2004 several acts with the objective of annulling the related tax benefits were issued by ADENE, all contested by the Company. On December 29, 2004 ADENE finally issued Act no 159/04 determining the cancellation of the Assessments (Laudos Constitutivos) which recognized Aracruz’s right to the tax benefit.

Subsequently, on January 3, 2005, the Company appealed to ADENE’s Board of Officers, requesting the tax benefit incentive to be maintained and ADENE decision to be repealed. Through notification no 150/05 of February 18, 2005, ADENE’s Board of Officers denied the recourse presented by the Company.

On February 28, 2005 , in connection with the nulling acts issued by ADENE in 2004, the Company received tax authorities notification requiring Aracruz to present documents, accounting records and explanations for fiscal years 2002 to 2004 in respect to the tax benefit calculated by the Company during the related period.

In March 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60 day postponement of such tax inquiry requirements.

In May 2005, the Company took a new action in court, with the request of a provisional measure, aiming to confirm the validity of the Assessments issued by ADENE. A provisional measure in favor of the Company was granted in August 2005. ADENE’s appeal to that decision is pending judgement.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)

Notwithstanding, ADENE brought a legal action aiming to suspend the effects of the injunctions granted to the companies that had their tax benefits revoked. The injuctions, including the Company’s provisional measure, were suspended. The Company’s appeal is pending judgement.

The Federal Accountability Tribunal (Tribunal de Contas da União), in a proper administrative procedure, determined to the Federal Revenue Service the cancellation of the tax benefits granted to the companies located in the south of the State Espírito Santo. The Company appealed of such decision in November 2005 and awaits judgement .

In December 2005 the Company was notified by the Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interests, in the total amount of R$ 211 million. The Company will present its defense on a timely basis.

Company’s management, based on the advice of external legal counsel, believes that ADENE’s and the Federal Revenue Service’s decisions do not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to “Capital reserve” account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

For 2005 year, the Company has not recognized any credit related to the fiscal incentive ADENE.

16	Guarantees of Veracel third-party debt

As of December 31, 2005, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 392.9 million. The expiration of the guarantees range from 2006 to 2015. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements.

Aracruz Celulose S.A. Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)
17	Derivative instruments, hedging and risk management activities

The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company’s functional currency to be the U.S. dollar and approximately 22% of the Company’s indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

These activities expose the Company to credit, currency and interest rate risks. The responsibilities of the Treasury include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company’s overall risk management strategy. The Treasury reports to the Chief Financial Officer.

The Company may use derivative and non-derivative instruments to implement risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Treasury.

(a)	Enterprise Risk Management

The Company is developing its Sustainability Plan, which comprises the ERM, a wide and structured long term approach of the main corporate risks of the company.

Following the best practices of Corporate Governance, the Company seeks to have full control of its main financial and intangible corporate risks. The methodology used by the Company, considers an evolution of impact and probability, regarding financial and intangibles corporate risks.

(b)	Foreign currency risk management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets.

Aracruz Celulose S.A. Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)
(c)	Interest rate risk management

The Company’s strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2005 the Company had no outstanding interest rate swap contracts.

(d)	Commodity price risk management

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

18	Nonderivative financial instruments

Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value has been determined as follows:

Cash - the carrying amount of cash is a reasonable estimate of its fair value.

Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2005 and 2004. The Company’s financial structure does not require any substitution of such financing or the contracting of similar fundings.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

Aracruz Celulose S.A. Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)
19	Geographical information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has four officials in its Board of Executive Officers (including the Chief Executive Officer). Each one of them is responsible for a sector: Operations, Commercial and Financial.

The way that the Board of Executive Officers is organized, operates in only one segment - pulp.

Sales by geographic area are determined based on the location of the customers.

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,

	2003	2004	2005

North America	408,699	464,740	544,499
Europe	402,822	525,290	640,614
Asia	229,376	247,417	267,612
Other	15,601	19,201	16,921

Total	1,056,498	1,256,648	1,469,646

Sales to two unaffiliated customers represented 48% of net sales in 2005. Two unaffiliated customers represented 42% and 42% in 2004 and 2003, respectively. No other individual customers represented more than 10% of net sales.

Aracruz Celulose S.A. Notes to Consolidated Financial Statements Expressed in thousands of United States dollars (unless otherwise stated)
20	Related parties

Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,

	2004		2005

	Assets	Liabilities	Assets	Liabilities

Balance sheet
Current assets
Cash and cash equivalents	1		2
Accounts receivable
Current liabilities – suppliers		8
Long-term debt (including current portion and accrued finance charges)		231,154		264,762

	1	231,162	2	264,762

	Year ended December 31,

	2003		2004		2005

	Income	Expense	Income	Expense	Income	Expense

Income statement
Operating revenues	22,963
Financial expenses		79,676		43,879		50,126

	22,963	79,676		43,879		50,126

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